UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934

                          (Amendment No. 15)

                   VIDEO LOTTERY TECHNOLOGIES, INC.
                   --------------------------------
                           (Name of Issuer)

                     Common Stock, $.01 par value
                     ----------------------------
                    (Title of Class of Securities)

                               92656M10
                               --------
                            (CUSIP Number)

                             William Spier
                          444 Madison Avenue
                              38th Floor
                       New York, New York 10022
                            (212) 759-3287
                            --------------
                (Name, Address and Telephone Number of
                 Person Authorized to Receive Notices
                          and Communications)

                          - with a copy to -

                         Peter S. Golden, Esq.
               Fried, Frank, Harris, Shriver & Jacobson
                          One New York Plaza
                       New York, New York 10004
                            (212) 859-8000

                           December 3, 1997
                 (Date of Event which Requires Filing
                          of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.

          This Amendment No. 15 amends and supplements the statement on Schedule 13D filed by William Spier on October 30, 1992 and, as a result of an amendment thereto, by Video Investment Partners, L.P., Asgard Ltd., Parkway M&A Capital Corporation, Alpine Associates, Ltd., Gabriel Capital, L.P., LBN Investment Associates, L.P., and Homer Noble (the "Schedule 13D") with respect to Common Stock, par value $.01 per share (the "Shares"), of Video Lottery Technologies, Inc., a Delaware corporation (the "Company").

          Unless otherwise defined, all capitalized terms used herein shall have the meaning given such terms in the Schedule 13D.

          Item 6 of the Schedule 13D is hereby amended to add the following information.

Item 6.   Contracts, Arrangements, Understandings
-------   or Relationship with Respect to Securities of Issuer.
          -----------------------------------------------------

          Mr. Spier has entered into an agreement with the Company which provides for, among other things, the Company's cooperation in the proposed offering of Shares by the parties to this
Schedule 13D and, upon the beneficial ownership of Shares by the parties to this Schedule 13D falling below 5% of the outstanding Shares, Mr. Spier's resignation as a director of the Company and restrictions upon his ability to acquire additional Shares. Under certain circumstances, the agreement provides for the reimbursement of certain of the Company's expenses in connection with the proposed firm commitment underwritten public offering of the Shares owned by the parties to this Schedule 13D (which offering will be made only pursuant to an effective registration statement) and, upon the occurrence of certain events, mutual releases by the Company and the parties to this Schedule 13D of any claims they may have against the other. A copy of this agreement is attached hereto as an exhibit and is incorporated herein by reference.

          Item 7 of the Schedule 13D is hereby amended to add the following information.

Item 7.   Material to be Filed as Exhibits.
-------   ---------------------------------

          Agreement between the Company and William Spier dated
December 3, 1997.


                               Signature
                               ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       ALPINE ASSOCIATES, LTD.


/s/William Spier                       By: /s/William Spier
----------------------------------        ---------------------------
William Spier                             William Spier
                                          Pursuant to Power of Attorney


VIDEO INVESTMENT PARTNERS, L.P.        GABRIEL CAPITAL, L.P.


By: /s/William Spier                   By: /s/William Spier
    ------------------------------     ------------------------------
    William Spier                      William Spier
    Managing General Partner           Pursuant to Power of Attorney


ASGARD LTD.                            LBN INVESTMENT ASSOCIATES, L.P.

By: /s/William Spier                   By: /s/William Spier
    ------------------------------     ------------------------------
    William Spier                      William Spier
    Pursuant to Power of Attorney      Pursuant to Power of Attorney


PARKWAY M&A CAPITAL CORPORATION        HOMER NOBLE


By: /s/William Spier                   By: /s/William Spier
    ------------------------------     ------------------------------
    William Spier                      William Spier
    Pursuant to Power of Attorney      Pursuant to Power of Attorney


Date:  December 3, 1997




                                                              Exhibit
                                                              -------

     AGREEMENT dated December 3, 1997 between Video Lottery
Technologies, Inc., a Delaware corporation (the "Company"), and
William Spier ("Spier").

     1. In connection with an exercise of the demand registration rights pursuant to Section 4.1.1 of the Stockholders Agreement dated as of February 23, 1993 by the Purchasers (as such term is defined therein), the Company agrees to cooperate with the Purchasers and their underwriters with respect to the offer to sell their shares of Company common stock and to comply with its obligations under Section 4 of the Stockholders Agreement. Spier agrees to include in the offering of shares all shares of Company common stock he owns, whether or not acquired or held as part of the group which is a party to the Stockholders Agreement.

     2. Spier agrees to resign as a director of the Company effective immediately upon the disposition of shares of Company common stock by the Purchasers resulting in the aggregate beneficial ownership of the Purchasers being less than 5% of all outstanding shares of Company common stock.

     3. Spier agrees that, if the aggregate beneficial ownership of shares of Company common stock of the Purchasers falls below 5% of all outstanding shares as a result of dispositions of shares by the Purchasers, for a period of seven years after the date hereof, he will not (a) acquire beneficial ownership of or any rights with respect to any additional shares of Company common stock or any other security issued by the Company (other than indirect ownership through investment or mutual funds as to which he has no investment or voting authority) or (b) "solicit" or become a "participant" in any solicitation or "proxies" involving any voting stock of the Company (as such terms are defined in the proxy rules promulgated pursuant to the provisions of the Securities Exchange Act of 1934, as amended).

     4. (a) Effective upon the aggregate beneficial ownership of shares of Company common stock by the Purchasers falling below 2% of all outstanding shares of Company common stock, the Company, its affiliates, successors and assigns release and discharge Spier and each of the Purchasers, their respective affiliates, associates, heirs and assigns and advisors and counsel (the "Investor Group") from all suits, claims, charges and causes of action, in law or equity or otherwise, whether known or unknown, which any of them have or may have against any member of the Investor Group arising out of, relating to, or in connection with (i) Spier's service as an officer and director of the Company and its subsidiaries, (ii) the Investor Group's investment in the Company, and (iii) any events relating to the Company or its stock or any actions or omissions by Spier or any other member of the Investor Group on or before the date of this Agreement; but, excluding matters relating to breaches of this Agreement.

          (b) Effective upon the aggregate beneficial ownership of shares of Company common stock by the Purchasers falling below 2% of all outstanding shares of Company common stock, Spier, each member of the Investor Group, their respective affiliates, associates, heirs and assigns release and discharge the Company and its subsidiaries, their respective successors, assigns, directors, officers and affiliates and their advisors and counsel (the "Company Group") from all suits, claims, charges and causes of action, in law or equity or otherwise, whether known or unknown, which any of them may have against the Company, its subsidiaries or any of their respective successors, assigns, directors, officers, affiliates, advisors and counsel arising out of, relating to, or in connection with (i) Spier's service as an officer and director of the Company and its subsidiaries, (ii) the Investor Group's investment in the Company, and (iii) any events relating to the Company or its stock or any actions or omissions by any member of the Company Group on or before the date of this Agreement; but, excluding matters relating to breaches of this Agreement.

     5. Pursuant to the Company's policies and procedures, the Company will reimburse Spier for his accounting, financial and other actual expenses up to $22,000 incurred in connection with Company licensing matters and other regulatory disclosure requirements.

     6. If all of the shares of Company common stock owned by the Purchasers can be sold pursuant to the proposed underwritten public offering at a price of at least $11.75 per share before March 1, 1998 and the Purchasers decide not to sell their shares, then Spier (on behalf of the Purchasers) agrees to pay up to $150,000 of the Company's actual out-of-pocket expenses in connection with the preparation and filing of a registration statement or otherwise directly relating to the offering of the Purchasers' shares ("Company Expenses"). If all of the shares of Company common stock owned by the Purchasers are sold pursuant to the proposed underwritten public offering at a price in excess of $12.50 per share before March 1, 1998, then Spier (on behalf of the Purchasers) agrees to pay up to $100,000 of the Company Expenses.

     7. The provisions of Sections 6(a) - (h) of the Stockholders
Agreement are incorporated herein with the same effect as if such Sections were expressly set forth herein.

     8. This Agreement will terminate and be of no further force and effect (except that paragraphs 5, 6 and this paragraph shall survive termination and continue in full force and effect) if the Purchasers do not sell sufficient shares of Company common stock to reduce their beneficial ownership to below 5% of all outstanding shares of Company common stock pursuant to the proposed public offering.

          IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed as of the date first above written.

                                     VIDEO LOTTERY TECHNOLOGIES, INC.


                                     By:
                                        ----------------------------


                                     -------------------------------
                                     William Spier